UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______ to ________

Commission File No.: 2-81353

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

THE UNION CENTER NATIONAL BANK
401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083

Table of Contents

The Union Center National Bank 401(k) Profit Sharing Plan
Financial Statements as of and for the years ended
December 31, 2008 and 2007

Page(s)
Report of Independent Registered Public Accountant Firm	3
Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 - 11
Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit Index	14

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Administrator of
The Union Center National Bank
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The Union Center National Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for a Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Reading, Pennsylvania
June 29, 2009

The Union Center National Bank 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

December 31,	2008	2007
Assets
Investments, at fair value
Money market and checking accounts	$413	$2,463
Mutual funds	1,730,408	2,588,999
Investment contract with insurance company	1,102,841	930,641
Center Bancorp, Inc. - common stock	651,873	727,099
Loans to participants	130,594	124,706
Total Assets	3,616,129	4,373,908

Liability
Excess contributions	3,775	-

Net assets available for benefits	$3,612,354	$4,373,908

The accompanying notes are an integral part of these financial statements.

The Union Center National Bank 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available For Benefits
Years Ended December 31, 2008 and 2007

Years Ended December 31,	2008	2007

Investment income (loss):
Net appreciation (depreciation) in fair value of investments held by insurance company	$(846,417)	$144,321
Net depreciation of investments in Center Bancorp, Inc. common stock	(201,956)	(253,928)
Interest and dividends	33,343	32,587
	(1,015,030)	(77,020)
Contributions:
Participants	418,595	421,776
Employer	280,670	192,239
Rollovers	16,650	114,813
	715,915	728,828

Benefits paid to participants	(462,439)	(357,768)

Net increase (decrease)	(761,554)	294,040

Net Assets Available for Benefits, beginning of year	4,373,908	4,079,868

Net Assets Available for Benefits, end of year	$3,612,354	$4,373,908

The accompanying notes are an integral part of these financial statements.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Years Ended December 31, 2008 and 2007

1.	Description of Plan

General

The Union Center National Bank 401(k) Profit Sharing Plan (the “Plan”) is a 401(k) plan covering all eligible employees of The Union Center National Bank (the “Company” or “Plan Sponsor”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Eligibility

All employees age 21 and over are eligible for participation in the Plan on the first available entry date after date of hire.  For employer matching contribution, employees must have completed one year of service for participation as of the first anniversary of their hire date provided they complete at least 1,000 hours of service during the 12 month period beginning on their first day of employment.

Contributions

Participants may contribute between 2% to 90% of pre-tax annual compensation, subject to Internal Revenue Service limitations.

Employer Contributions

Effective September 30, 2007, the Company increased its contribution to $1.00 for each $1.00 of a participant’s contribution up to 6% of the participant’s earnings, as defined in the Plan.  From January 1, 2007 to September 29, 2007, the Company made a contribution of $0.50 for each $1.00 of a participant’s contribution up to 6% of the participant’s earnings, as defined in the Plan.

Vesting

A participant is fully vested at all times in his or her employee contributions and earnings (including unrealized appreciation, depreciation or losses) thereon. Employer contributions and income thereon vest at the rate of 20% for each year of service, as defined in the Plan. After five years of participation, a participant is 100% vested in employer contributions and earnings (including unrealized appreciation, depreciation or losses).

Payment of Benefits

A participant’s vested interest in the Plan’s assets is distributable generally upon termination, disability, retirement or death. Participants may withdraw from their individual accounts pursuant to specific guidelines as set forth in the Plan.

Participant Accounts

Investments are participant directed. Investment options include a varied selection of mutual funds as well as Center Bancorp, Inc. common stock.

Administrative Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Years Ended December 31, 2008 and 2007

Forfeitures

Any amounts not vested upon the termination of a participant may be used to make future employer matching contributions.

Participant Loans

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow up to 50% of his or her vested account balance, not to exceed $50,000. Loans must be fully repaid through payroll deductions within five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the current prime rate plus 1/2 percentage point.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities reported in the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value. The Center Bancorp, Inc. common stock is valued at the last reported sales price on the last business day of the calendar year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  The fair value of investment contract with insurance company is calculated using a Contingent Deferred Sales Charge (CDSC).  Participant loans are valued at their outstanding balances, which approximate fair value.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Fully Benefit Responsive Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Years Ended December 31, 2008 and 2007

Payment of Benefits

Benefit payments to participants are recorded when paid. Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of his or her vested account balance does not exceed $1,000.  If the vested account balance exceeds $1,000, the assets will generally be held in a trust until the participant’s normal or early retirement date.

Income Taxes

The Plan is exempt from federal income taxes under the Internal Revenue Code.

3.	Investment Contract with Insurance Company

The Plan entered into a benefit-responsive investment contract with Nationwide Life Insurance Company (“Nationwide”). Nationwide maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the statement of net assets available for benefits at fair value as determined using the market approach based on market prices of similar contracts. The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the Plan by Nationwide. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of the investment contract at December 31, 2008 and 2007 approximated the contract value. The average yield and crediting interest rates were approximately 1.06% and 2.41% for 2008 and 2007, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with Nationwide. The Plan administrator believes the occurrence of such events that would limit the Plan’s ability to transact at contract value with Plan participants is not probable.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Years Ended December 31, 2008 and 2007

4.	Investments

The fair value of individual investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

December 31,	2008		2007
Center Bancorp, Inc. – common stock	$651,873		$727,099
BOA-Index Fixed (investment contract with insurance company)	1,102,841		930,641
Oakmark & Equity Income Fund II	320,237		353,368
Alliance Bernstein International Value Fund	140,424	*	339,877
JPM Mid Cap Value	148,056	*	230,190
*Does not represent five percent or more of the Plan’s net assets available for benefits for respective year, but is shown for comparative purposes.

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Years Ended December 31,	2008	2007
Mutual funds	$(853,489)	$115,927
Investment contract with insurance company	7,072	28,394
Center Bancorp, Inc. - common stock	(201,956)	(253,928)
	$(1,048,373)	$(109,607)

5.	Fair Value Measurements

The Plan adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB No. 157), as of January 1, 2008.  SFAS No.157 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Years Ended December 31, 2008 and 2007

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2008:

Common stocks:   Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Investment contract with insurance company:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Participant loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Asset at Fair Value as of December 31 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,730,408	$-	-	$1,730,408
Common Stocks	651,873	-	-	651,873
Investment Contract with Insurance Company	-	-	1,102,841	1,102,841
Participant Loans	-	-	130,594	130,594
Total Assets at Fair Value	$2,382,281	$-	$1,233,435	$3,615,716

Level 3 Gains and Losses

The table below sets forth a  summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008

	Investment Contract	Participant
	With Insurance Company	Loans
Balance, beginning of year	$930,641	$124,706
Realized gains	7,072	-
Purchases, sales, issuances and settlements (net)	165,128	5,888
Balance, end of year	$1,102,841	$130,594

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Years Ended December 31, 2008 and 2007

6.	Tax Status

The Plan’s latest determination letter is dated January 11, 2002, in which the Internal Revenue Service states that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

7.	Related Party Transactions

Nationwide Life Insurance Company, the custodian of the Plan, manages certain plan investments, which includes mutual funds and investment contract with insurance company.  The Plan maintains a checking account at the Company and invests in Center Bancorp, Inc. common stock, the parent corporation of the Company.  In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts.  Therefore, related transactions qualify as party-in-interest transactions.  All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

8.	Risks and Uncertainties

The Plan’s investments are concentrated in funds that invest in marketable equity securities. Such securities are subject to various risks that determine the value of the funds. Due to the level of risk associated with certain equity securities and the level of uncertainty related to changes in the value of these securities, it is at least reasonably possible that changes in market conditions in the near term could materially affect participants’ account balances and the value of investments reported in the financial statements.

The Plan also holds investments in Center Bancorp, Inc.’s common stock and accordingly, Plan participants’ accounts that hold shares of Center Bancorp, Inc.’s common stock are exposed to market risk in the event of a significant decline in the value of such stock.

9.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to amend, alter, or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of Plan termination, Plan participants will become 100% vested in their employer contributions and will be entitled to full distribution of such amounts.

10.	Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan for the year ended December 31, 2008, the Plan expects to reimburse excess contributions to certain participants during 2009.  Excess contributions amounting to $3,775 are recorded as a liability as of December 31, 2008 and as a reduction of participant contributions for the year ended December 31, 2008.

The Union Center National Bank 401(k) Profit Sharing Plan
Schedule of Assets (Held at End of Year)
(Line 4i of Schedule H to the 2008 Form 5500)
EIN: 22-1342912 - Plan Number: 002
December 31, 2008

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
		Including Maturity Date
		Rate of Interest,
	Identity of Issuer, Borrower,	Collateral Par		Current
	Lessor or Similar Party	or Maturity Date	Cost	Value
	Mutual Funds:
	Oakmark	Oakmark Equity & Income Fund II	**	$320,237
	Alliance Bernstein	Alliance Bernstein International Value Fund	**	140,424
	RidgeWorth	RdgWrth SmCap Val	**	132,263
	JP Morgan	JPM Mid Cap Value	**	148,056
	Oakmark	Oakmark Fund Class II	**	660
	American Funds	AMCAP Fund Class r3	**	105,232
	Van Kampen	Van Kampen Global Value Equity	**	4,712
	Delaware	Delaware Ext. Duration Bond A	**	62,147
	American Funds	Growth Fund of America R3	**	111,748
	Legg Mason	Legg Mason Large Cap Growth A	**	52,025
	Eagle	Eagle Series Tr Mdcap Gr A	**	63,444
	Pimco	Pimco Total Return Fund Class A	**	109,249
	Harbor	Harbor Small Cap Growth Fund Inv. CL	**	55,207
*	Nationwide	Nationwide S & P 500 Index	**	61,235
*	Nationwide	Nationwide Money Market Fund IC	**	93,843
	Blackrock	Blackrock Large Cap Value	**	105,088
	Oppenheimer	Oppenheimer Global	**	62,152
	Oppenheimer	Oppenheimer Value Fd A	**	42,430
	RiverSource	RiverSource Diversified Equity Inc. Fd A	**	35,484
	Thornburg	Thornburg Intl Value Fd 1	**	24,772
	Investment Contract with Insurance Company:
*	Nationwide Life Insurance
	Company of America	BOA - Index Fixed	**	1,102,841
	Common Stock:
*	Center Bancorp, Inc.	Common stock	**	651,873
*	Participant loans	Interest ranging from 4.50% to 9.50%	$0	130,594
*	Union Center National Bank	Cash	**	413
				$3,616,129

	(*) Party-in-interest
	(**) Cost is not required for participant- directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Union Center National Bank 401(k) Profit Sharing Plan

By:	/s/ A. Richard Abrahamian
A. Richard Abrahamian, Senior Vice President and CFO The Union Center National Bank

June 29, 2009

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm